Absolute Software Adds Ivanti Neurons to Application Persistence Ecosystem
Enables Absolute Resilience customers to strengthen the resiliency of Ivanti’s leading UEM solution
VANCOUVER, British Columbia and SAN JOSE, Calif. — July 11, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced a partnership with Ivanti to enable Absolute Resilience® customers to strengthen the health and resiliency of Ivanti Neurons for Unified Endpoint Management (UEM) through Absolute’s unique Application Persistence™ capabilities. With this addition to the company’s Application Persistence ecosystem, joint customers can extend Absolute’s firmware-embedded, self-healing device connection to Ivanti’s leading UEM solution - ensuring it remains healthy, installed, and working effectively.
Anchored by its patented Persistence® technology residing in more than 500 million endpoints, Absolute provides an undeletable digital tether to every device to help ensure the highest levels of resiliency. Absolute’s Application Persistence service leverages this unbreakable, two-way connection to monitor mission-critical security applications’ health and behavior; identify if missing or corrupted; and automatically repair or reinstall components when necessary - without requiring human intervention.
With Ivanti Neurons for UEM, organizations have visibility across their IT assets, including mobile devices - opening a path to hyper-automation for IT teams and enabling them to self-secure and self-service devices and provide a personalized, contextual digital employee experience.
“Organizations across the globe rely on Ivanti Neurons every day to deliver visibility into their device estate and provide the automation capabilities needed to improve productivity,” said Daren Goeson, Vice President & GM of Unified Endpoint Management Products at Ivanti. “The ability to extend Absolute’s undeletable line of defense to Ivanti Neurons gives us the confidence that our joint customers always know where their most valuable assets are – and with continuous secure access.”
“By joining our Application Persistence ecosystem, Ivanti is taking the critical steps needed to empower our Resilience customers to harden their mission-critical application - and keep their sensitive data and devices protected,” said Edward Choi, SVP of Global Alliances at Absolute Software. “Absolute’s unique intelligence consistently shows that the complexity of today’s device environments has left endpoint agents under constant threat of colliding with other applications or being disabled by malicious or negligent users. By ensuring their app remains healthy and working effectively, Ivanti is helping to strengthen the overall security posture of our joint customers.”
Absolute’s expansive Application Persistence catalog is comprised of more than 50 security and business applications needed to enable a reliable, resilient work from anywhere experience. In addition to Ivanti Neurons for UEM, Absolute Resilience customers can also persist Ivanti Endpoint Manager, Ivanti Security Controls, and Ivanti Connect Secure. To learn more and see other supported applications, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers,

G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
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